Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Affirmative Insurance Holdings, Inc.:
We consent to incorporation by reference in the registration statement on Form S-8 (File No. 333-137938) of Affirmative Insurance Holdings, Inc. and subsidiaries of our reports dated March 16, 2007, relating to the consolidated balance sheet of Affirmative Insurance Holdings, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2006 and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Affirmative Insurance Holdings, Inc.
/s/KPMG LLP
Dallas, Texas
March 16, 2007